SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. )*

Energy XXI Ltd.
(Name of Issuer)

Common Stock, $0.005 par value
(Title of Class of Securities)

G10082140
(CUSIP Number)

Mr. Jonathan Fiorello Mount Kellett Capital Management LP 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100	David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100	with a copy to: Philip H. Harris, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D on behalf of Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC (the “Fortress 13D”), and Amendment No. 3 to the Schedule 13D on behalf of Mount Kellett Capital Management LP (the “Mount Kellett 13D”).

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G10082140		Page 2 of 10 Pages
1	NAME OF REPORTING PERSON Mount Kellett Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 1A

CUSIP No.: G10082140		Page 3 of 10 Pages
1	NAME OF REPORTING PERSON Fortress MK Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: G10082140		Page 4 of 10 Pages
1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 36467J108		Page 5 of 10 Pages
1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: G10082140		Page 6 of 10 Pages
1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 36467J108		Page 7 of 10 Pages
1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment”) amends the Schedule 13D filed on December 23, 2014 (the “Original Schedule 13D”) on behalf of Mount Kellett Capital Management LP (“Mount Kellett”) a Delaware limited partnership, in respect of the common stock, par value $0.005 per share (the “Common Stock”), of Energy XXI Ltd, a company organized under the laws of Bermuda (the “Company”), as amended on April 9, 2015 (“Amendment No. 1”) and further amended on August 7, 2015 (“Amendment No. 2”).  Further, this Amendment amends the initial Schedule 13D of each of Fortress MK Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC (together, the “Fortress Filers”) in respect of the Common Stock of the Company, which was filed by the Fortress Filers by their adoptions on August 7, 2015, of the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2.  Disclosure Items set forth in the Original Schedule 13D, as modified by Amendment No. 1 and Amendment No. 2, shall remain in effect except to the extent expressly amended hereby, and to the extent applicable and as modified herein are adopted by the Fortress Filers as Amendment No. 1 to the Schedule 13D filing. Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2.

Item 2.  Identity and Background

Item 2(c) of this Schedule 13D is supplemented by replacing Annex A with the updated Annex A attached hereto.

The Joint Filing Agreement among the Reporting Persons to file this Amendment  jointly in accordance with Rule 13d-1(k) of the Exchange Act was filed as Exhibit 99.1 to Amendment No. 2 to Schedule 13D, filed August 7, 2015 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth on the cover pages hereto is incorporated herein by reference.

(a), (b) Pursuant to the strategic alliance described in the second paragraph of the Explanatory Note in Amendment No. 2, the Co-Managers each have joint decision making authority with respect to the voting and disposition of all the securities of the Company held by the Funds.  As of April 26, 2016 (the “Filing Date”), the Reporting Persons hold no shares of Common Stock and are therefore deemed to beneficially own 0% of the Common Stock issued and outstanding.

(c) The table below sets forth information with respect to transactions in the shares of Common Stock that were effected by the Reporting Persons in the period commencing sixty (60) days prior to April 20, 2016, the date of the event which required this filing, and ending on the Filing Date.  As set forth below, such transactions were effected for the Funds in open market sales on the NASDAQ Global Select Market through various brokerage entities, and no other transactions were made by the Reporting Persons.

Transaction Date	Shares sold	Price

April 20, 2016	3,000,000	$0.16

April 21, 2016	2,923,158	$0.15

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on April 20, 2016.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2016	MOUNT KELLETT CAPITAL MANAGEMENT LP

	By.	Mount Kellett Capital Management GP LLC, its general partner

	By:	/s/ Jonathan Fiorello
	Name:	Jonathan Fiorello
	Title:	Authorized Signatory

Dated: April 26, 2016	FORTRESS MK ADVISORS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Authorized Signatory

Dated: April 26, 2016	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: April 26, 2016	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: April 26, 2016	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: April 26, 2016	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

ANNEX A

Fortress Operating Entity I LP does not have any Directors of Officers.

Directors and Officers of Fortress MK Advisors LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation:
Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
David Prael	Chief Financial Officer
Jennifer Sorkin	Treasurer
James K. Noble III	Secretary
Megan E. Johnson	Assistant Secretary
Jason Meyer	Authorized Signatory
Scott Silvers	Authorized Signatory
Daniel N. Bass	Authorized Signatory
David N. Brooks	Authorized Signatory

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation:
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
Douglas L. Jacobs	Independent Director
George W. Wellde, Jr.	Independent Director
David B. Barry	Independent Director
Michael G. Rantz	Independent Director

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation:
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, NY, NY USA 10105.

Name:	Principal Occupation:
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer